UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

	BHP Billiton Limited	BHP Billiton Plc
	180 Lonsdale Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1BH UK
	GPO BOX 86A	Tel +44 20 7802 4000
15 May 2012	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 4372	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

2012 GLOBAL METALS, MINING & STEEL CONFERENCE

BHP Billiton Chief Executive Officer, Marius Kloppers, will today be presenting at the Bank of America Merrill Lynch 2012 Global Metals, Mining and Steel Conference in Miami Beach, Florida at 09:00 (EDT). A copy of the presentation is attached and an archived webcast will be made available on the BHP Billiton website following the presentation.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Jane McAloon

Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	Registered in England and Wales Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

Shenzi A well defined strategy Marius Kloppers Chief Executive Officer 15 May 2012

Disclaimer Forward-Looking Statements This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, hat certain actions, events, “believes” conditions, circumstances or results “may”, “could”, “would”, -looking “might” statements or are not“will” guarantees or be predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2011 entitled nts” and “Risk “Operating review and prospects” filed with the U.S. Securities and ion Exchange are illustrative only. Our Commission actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein. Non-IFRS Financial Information BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBIT margin, Underlying EBITDA interest coverage and Underlying effective tax rate. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review. UK GAAP Financial Information Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information. No Offer of Securities Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction. Reliance on Third Party Information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton. Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 2

Disclaimer continued

bhpbilliton
resourcing the future

Exploration Targets and Mineral Resources

This presentation includes information on Exploration Targets (Potential Mineralisation) and Mineral or Coal Resources. Mineral Resources are compiled by: P Whitehouse (MAusIMM) – Western Australia Iron Ore (WAIO), S O'Connell (MAusIMM) – Olympic Dam, A Paul (MAusIMM) – Queensland Coal, J McElroy (MAusIMM) – Saskatchewan Potash, and R Preece (FAusIMM) – Escondida mineral district. This is based on Mineral Resource information in the BHP Billiton 2011 Annual Report for all assets, except the Escondida district Mineral Resource. Mineral Resource information for the Escondida district includes Pampa Escondida and Pinta Verde resources as disclosed in the BHP Billiton 2011 Annual Report and the Escondida and Chimborazo resources as at 31 December 2011 as disclosed in the BHP Billiton News Release dated 14 February 2012. All reports can be found at www.bhpbilliton.com.

Exploration Targets (Potential Mineralisation) are compiled by: WAIO: J Knight (MAIG); Olympic Dam: M Carew (MAusIMM); Queensland Coal: A Paul (MAusIMM); Potash: J McElroy (MAusIMM); Escondida: J des Rivieres (IGI) – (reported in BHP Billiton Preliminary Results Presentation, 19 August 2011 and updated for WAIO in its Financial Community Briefing, 27 September 2011).

All information is reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004' (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral or Coal Resources or Exploration Results under the JORC Code.

The compilers verify that this report is based on and fairly reflects the Exploration Targets and Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Mineral Resource classification and Potential Mineralisation Ranges (100% basis) for each province , where relevant, are contained in Table 1.

Table 1

Province	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	Range of Potential Mineralisation (Bt)			BHP Billiton interest
				Low	Mid	High	%
Western Australia Iron Ore	2,210	3,871	13,240	16	32	48	88
Olympic Dam	1,408 @ 1.08% Cu	4,571 @ 0.88% Cu	3,150 @ 0.74% Cu	1.2 @ 1.08% Cu	2.4 @ 1.08% Cu	3.6 @ 1.08% Cu	100
Queensland Coal	2,812	5,293	4,889	14	26	30	55[1]
Potash	–	3,250 @ 25.4% K_2O	119 @ 26.7% K_2O	2.7	5.4	8.1	100
Escondida district	3,102 @ 0.75% Cu	4,670 @ 0.59% Cu	11,730 @ 0.49% Cu	16 @ 0.4-0.6% Cu	23 @ 0.4-0.6% Cu	43 @ 0.5-0.6% Cu	57.5

1. Interest represents the weighted average of BHP Billiton's 50% ownership in the BHP Billiton Mitsubishi Alliance (BMA) Coal Resource and 80% ownership in the BHP Billiton Mitsui Coal (BMC) Coal Resource.

Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 3

Agenda •Our confidence in the outlook for our company •The evolving challenges facing the industry •Our value focused strategy •The significant flexibility we retain as we prioritise our growth options •The strong momentum we expect to maintain in our major businesses Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 4

Long term drivers of demand remain intact Urbanisation remains a major driver of demand Steel intensity increases with urbanisation (billion people) (kilograms per square metre) 9 90 Rural population Urban population 6 60 60% 52% 3 30 34% 0 0 1950 1960 1970 1980 1990 2000 2010 2020 2030 China <0.5 1.5—5.0 5.0—10.0 >10.0 rural China urban city population size (million people) Source: United Nations (Population Division, Department of Economic and Social Affairs). Source: McKinsey Global Institute; Mysteel survey. Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 5

Demand will evolve with economic development

bhpbilliton
resourcing the future

- Emerging economic growth will transition from being investment to consumption led
- Steel intensity is expected to peak first as the construction cycle matures
- Commodities such as copper plateau later in the industrialisation cycle
- Energy and food demand is linked with economic expansion in a more linear fashion
- Diversification will provide more opportunities to create long term shareholder value

Intensity trends evolve with economic development
(US intensity index[1])


200
150
100
50
Emerging economies
Developed economies
Meat
Electricity
Copper
Steel
0
10
20
30
40
50
GDP per capita
(2005 real US$'000, PPP basis)

China's share of global demand
(CY11, %)


60
40
20
0
Met coal
Iron ore
Aluminium
Copper
Potash
Crude oil
Uranium

Source: World Bank; Brook Hunt – a Wood Mackenzie Company; CRU; IISI; Global Insight; CISA; World Steel Association; JBS; IEA; BHP Billiton analysis.

1. The demand intensity index represents the volume consumption per capita, with 1972 consumption representing 100 for electricity, and 1968 consumption representing 100 for the other commodities.

Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 6

The industry faces a different set of challenges China GDP growth Global mining capital expenditure1 (% YoY) (US$ billion, real 2000) 15 250 Mining capital expenditure China GDP growth 12 200 9 150 6 100 3 50 0 0 2003 2005 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Source: Global Insight; McKinsey Basic Materials Institute. 1. Excluding exploration. Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 7

Iron ore: a window of opportunity •We expect Chinese crude steel production to The outlook for Chinese crude steel production reach 1.1 billion tonnes per annum by 2025 (million tonnes per annum) 1,500 •This equates to a 650 million tonne per annum increase in global seaborne iron ore demand +400mt •The outlook provides a major opportunity for 1,000 BHP Billiton and our competitors •Scrap generation is an increasingly important +550mt consideration post 2025 •The availability of secondary iron units will 500 constrain market growth in the very long term •It is on this basis that we test the economics of our iron ore development options 0 2000 2011 2025 Source: World Steel Association; BHP Billiton analysis. Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 8

Copper: a longer term supply challenge Grade decline constrains the supply response Strong effective1 copper demand growth (% copper in process feed) (million tonnes per annum) 1.20 30 Historical Forecast 1.00 25 CAGR Underlying 3% CAGR 0.80 20 +15mt Effective +5% 0.60 15 0.40 10 0.20 5 0.00 0 1980 1989 1998 2007 2016 2025 2000 Supply reduction Effective demand 2011 Supply reduction Effective demand 2025 Source: CRU; Brook Hunt – a Wood Mackenzie Company. 1. Effective demand combines forecast market demand growth and the anticipated Source: Brook Hunt – a Wood Mackenzie Company. supply reduction from existing operations. Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 9

A well defined strategy •Our strategy has remained unchanged over Diversified by: the past decade Commodity ? •Our purpose is to create long term Geography ? shareholder value through the discovery, acquisition, development and marketing of Market ? natural resources •Investment opportunities must tick all of the Own and operate: boxes defined by our strategy Large ? •It defines our core competency and our Long-life ? competitive advantage Low-cost ? •The lessons of the past have reinforced our commitment to this set of values Expandable ? Upstream assets ? VALUE CREATION ? Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 10

Simplicity, efficiency and profitability equals quality Cash margin1 Cash margin1 (US$ per copper equivalent unit) (US$ per copper equivalent unit) 4,500 4,500 4,000 4,000 3,500 3,500 3,000 3,000 2,500 2,500 Note: Note: Bubble size represents Bubble size represents dividend yield2 Underlying EBITDA margin 2,000 2,000 3 6 9 12 0 250 500 750 Market capitalisation to capital expenditure ratio3 Simplicity1 (Net operating cash Source: Datastream; annual reports; press releases; BHP Billiton analysis. 1. Financial metrics and employee numbers (excluding contractors) presented on a 2011 calendar year basis. Cash margin is calculated as net operating cash flow per copper equivalent unit. Copper equivalent units based on CY11 average prices where available. Peer group based on LSE constituents; Rio Tinto, Anglo American and Xstrata. 2. Dividend yield based on dividends declared in respect of the 2011 calendar year and the Plc share price as at 31 March 2012. 3. Market capitalisation as at 31 March 2012. Capital expenditure guidance for the 2012 financial year for BHP Billiton and the 2012 calendar year for the peer group . Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 11

Fewer basins, yet numerous options for growth

bhpbilliton
resourcing the future



Legend
100+
Resource
Potential Mineralisation
Ratio (years)
Minerals - Minimum Mineral Inventory life at FY11 production rates
Petroleum – Minimum inventory life based on FY11 production rates
100+
Saskatchewan Potash
Onshore US Petroleum[1]
100+
Escondida mineral district Copper
100+
Western Australia Iron Ore
200+
Olympic Dam Copper/Uranium
100+
Queensland Coal
100+

Saskatchewan Potash

Feasibility
Jansen Stage 1
Potash Port

Queensland Coal

Execution
Caval Ridge
Daunia
Hay Point Stage 3 Expansion
Broadmeadow Life Extension

Western Australia Iron Ore

Execution
WAIO Expansion to +220mtpa
Feasibility
Port Hedland Outer Harbour

Olympic Dam Copper/Uranium

Feasibility
Olympic Dam Project 1

Petroleum

Prioritising development of the high return, liquids rich Eagle Ford shale and exploration in the Permian Basin

Escondida Copper

Execution
Escondida Ore Access
Laguna Seca Debottlenecking
Escondida Organic Growth Project 1
Escondida Oxide Leach Area Project

The Inventory Life is estimated from the Mineral Inventory (sum of Potential Mineralisation and Mineral Resources) stated on a 100% basis. The detailed breakdown of Mineral Resources for all assets are shown in the BHP Billiton FY11 Annual Report and News Release dated 14 February 2012. Potential mineralisation values in the pie charts above is the mid case of a range of values that are presented in the Disclaimer slide of this presentation. The range of Potential Mineralisation is estimated from geological information including boreholes, outcrops and geophysical information. The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. It should not be expected that the quality of the Potential Mineralisation is equivalent to that of the Mineral Resource. The Minimum Mineral Inventory or Inventory Life in years is the Mineral Inventory divided by the FY11 production rate (for Potash this is the expected FY20 production rate) and does not imply that any mine planning has been completed. In Mineral Provinces (e.g. Pilbara, Bowen Basin) the inventory life of individual mines may be more or less than the number stated above. Refer to disclaimer on slide 3 as presented on 15 May 2012.

1. Includes interests in the Fayetteville shale and Petrohawk Energy Corporation. Petroleum Reserves (Proved and Probable) are defined according to US SEC definitions. Petroleum Contingent Resources are 2C resources defined according to the Society of Petroleum Engineers Petroleum Resource Management System (SPE PRMS). Petrohawk Proved Reserves and Risked Potential Resources from Petrohawk public statements.

Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 12

Substantial flexibility to sequence investments •We have 22 major projects in execution Major projects in execution1 (capital expenditure, US$ billion) Energy •The spend associated with these projects Non-ferrous declines substantially = flexibility Ferrous •Projects will be approved in a sequence that maximises value, reduces risk and balances short and long term returns •Our plans are framed by our commitment to a solid A credit rating and progressive dividend Flexibility FY12 FY13 FY14 FY15 FY16 FY17 1. Includes major projects in execution with budget > US$250 million, subject to finalisation. Excludes Onshore US development expenditure. Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 13

Further optimisation of the portfolio •The pursuit of a simple and scalable A history of divestments: business remains a priority Laminaria/Corallina Bootu Creek •Businesses must earn their right to remain Cascade/Chinook DMS Powders in the portfolio Vincent/Van Gogh Manganese Metal Company •We have exited commodities and divested Green Canyon 18/60 Koornfontein numerous operations Moranbah Coal Seam Gas Wyong Valesul Zululand Anthracite Colliery •The pending sale of our interest in Richards Suriname Optimum Bay Minerals continues that trend Highland Valley Copper Kendilo Coal •We will continue to review divestment Alumbrera BHP Steel options and organisational structure Tintaya BHP Transport and Logistics Reko Diq Samancor Chrome Pering Integris Metals Ravensthorpe Southern Cross Fertiliser Yabulu Chidliak Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 14

Strong momentum in major businesses Western Australia Iron Ore Significant growth in Escondida copper production •Record production for the nine months ended (index annualised H1 FY12, BHP Billiton share) March 2012 200 •Run rate in excess of 200 million tonnes per annum targeted during CY13 (100% basis) 100 Escondida copper •A substantial uplift in copper production anticipated in the June 2012 quarter 0 H1 FY12¹ FY15e •Targeting copper production of over 1.3 million tonnes in FY15 (100% basis) Rapid growth in the liquids rich Eagle Ford shale (index annualised H1 FY12, BHP Billiton share) Liquids rich Eagle Ford shale 800 •Some of the highest returning investment opportunities in our portfolio •Raising our rig count to 30 by end FY15 400 •Targeting production in excess of 200 thousand net barrels of oil equivalent per day in FY15 0 H1 FY12¹ FY15e 1. H1 FY12 production annualised, indexed to 100. Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 15

Superior returns throughout the cycle •A proven strategy that delivers results Substantially more capital returned to shareholders1 (US$ billion) •Have returned US$52 billion to 60 shareholders1 45 30 •Our total shareholder returns and dividend yield are superior to the peer 15 group 0 (15) •Our track record represents another BHP Billiton Peer 1 Peer 2 Peer 3 important point of differentiation While maintaining a superior dividend yield1 (%) 4 3 2 1 0 BHP Billiton Peer 1 Peer 2 Peer 3 Source: Annual reports, interim press releases; BHP Billiton analysis. 1. Peer group based on LSE constituents; Rio Tinto, Anglo American and Xstrata. Net capital returned to shareholders includes dividends, share buy-backs and equity raisings from 1 July 2001 until 31 December 2011. Dividend yield based on dividends declared in respect of the 2011 calendar year and the Plc share price as at 31 March 2012. Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 16

A well defined strategy •We are confident in the long term outlook for our company •The industry faces a very different set of challenges and choices •Fiscal stability is a fundamental requirement given the size and duration of the development options we are considering •The quality and diversity of our asset portfolio will continue to drive superior shareholder returns •Our stringent project approvals process will ensure we allocate capital in a disciplined fashion Bank of America Merrill Lynch Global Metals, Mining & Steel Conference, 15 May 2012 Slide 17

bhpbilliton resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 15, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary